FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a‑16 or 15d‑16

under the Securities Exchange Act of 1934

For the month of February 2003

Commission File Number            0-16174

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          Teva Pharmaceutical Industries Limited

(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190

          Petach Tikva 49131 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-

Teva Pharmaceutical Industries Ltd. Web Site: www.tevapharm.com

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Contact:
Dan Suesskind, Chief Financial Officer,	Teva Pharmaceutical Industries Ltd. 972-2-589-2840
Bill Fletcher, President and CEO,	Teva North America (215) 591-3000
Dorit Meltzer, Director, Investor Relations,	Teva Pharmaceutical Industries Ltd. 972-3-926-7554

FOR IMMEDIATE RELEASE

TEVA REPORTS RECORD SALES AND EARNINGS

2002 SALES EXCEED $ 2.5 BILLION

FULL YEAR EPS OF $1.52, UP 43%

INCREASE OF 50% IN DIVIDEND FOR Q4, 2002

* Q4 Net income increased 53% to $137 million, EPS of $0.50, up 51%

* Q4 Net sales increased 36% to $770 million

* Q4 Global in-market sales of Copaxone® totaled $156 million, up 53%

Jerusalem, Israel, February 18, 2003 - Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) today reported net income of $137 million for the fourth quarter ended December 31, 2002 and $0.50 per fully diluted share (post-split), an increase over the fourth quarter of 2001 of 53% and 51%, respectively. Net sales for the quarter increased 36% to $770 million, with North America accounting for 67% of these sales and Europe for 23%.

Net sales for full year 2002 increased by 21% to reach $2,519 million, resulting in net income of $410 million and earnings per fully diluted share of $1.52, both up 43%. These figures include two quarters of sales from two mid-2002 acquisitions in France and Italy, which account for 1% of 2002 sales and 2% for Q4 of 2002.

Comparative data are before one-time charges of $ 9.7 million, recorded in Q4 of 2001 and reflect the 2:1 stock dividend announced in December 2002.

"We are extremely proud of the results that we have achieved on a broad variety of fronts" said Israel Makov, Teva's President and CEO. "Our performance in 2002 demonstrates the success of our global strategy, our commitment to bringing new generic products to market, and the growing recognition of the long term benefits of Copaxone®. Our fourth quarter introduction of Amox/Clav tablets significantly boosted both revenues and profitability, but should by no means overshadow the equally significant achievements of launching 14 additional new generic products into the U.S. marketplace since January 2002, substantially building our European business, leveraging our API capabilities, and continuing the strong growth of Copaxone®."

North American pharmaceutical sales (including Copaxone®) this quarter amounted to $471 million compared to $323 million in Q4 of 2001, an increase of 46%. This increase was mainly attributable to sales of the generic version of Augmentin® tablets that was launched during the quarter, as well as increased sales of Copaxone® and fourteen additional generic products that were launched during 2002 (including Pergolide in Q4).

Teva`s U.S. generic pipeline currently comprises 61 ANDAs (including 12 tentative approvals), with total annual brand sales exceeding $42 billion. Of these ANDAs, 41 were submitted under Paragraph IV. Teva believes that in the case of 17 of these Paragraph IV filings, it may be "first to file" thereby potentially providing Teva with periods of exclusivity for products which, in the aggregate, had annual branded sales exceeding $8 billion. In 2002 Teva received final approval for 18 products and during 2003, Teva has received one tentative approval and one final approval, for Mirtazapine 15mg and 30mg tablets which have been launched in January.

Pharmaceutical sales in Europe (including Copaxone®) increased 52% in the quarter to $153 million. Organic growth in European generics was enhanced by the successful penetration of Copaxone® in Europe, the revaluation of the Euro (12%) and other European currencies (GBP - 8% and HUF -17%) against the U.S. dollar, compared with Q4 of 2001 and the consolidation of sales of Teva Classics (France).

Global in-market sales of Copaxone® in the quarter were $156 million, an increase of 53%. U.S. sales increased by 40% over the fourth quarter of 2001 to $116 million and outside the U.S., mainly in Europe, by 103%, totaling $40 million. During the quarter, European researchers published new evidence that Copaxone® not only reduces relapse rate in patients with relapsing-remitting multiple sclerosis (MS) but also encourages the release of a factor that helps protect the brain from axonal loss (Neuroprotection).

API sales to third parties were $74 million, an increase of 21% from the fourth quarter of 2001. Sales were also slightly affected by the recent consolidation of Teva Pharmaceutical Fine Chemicals S.r.l. (Italy). Overall, API sales, including internal sales to Teva`s pharmaceutical businesses, were $135 million, an increase of 37% over the comparable quarter.

Financial Review

Teva's gross profit margin reached 44.0% for the fourth quarter of 2002 compared to 42.3% for the comparable quarter in 2001. This reflects a continued favorable product mix including the newly launched products in the quarter, a stable pricing environment in the U.S., significant operational synergies and favorable currency trends.

Gross R&D spending for the reported quarter grew by 25% over the comparable quarter of 2001, while net R&D was 77% higher as a result of lower levels of third party participation in Teva`s R&D. This lower level of financial participation results primarily from the cessation of Phase III clinical trials that attracted significant amounts of third party participation in prior periods.

Selling, General and Administrative (SG&A) expenses as a percentage of sales were 14% compared to 17% in the comparable quarter of 2001. This significantly lower level of SG&A expenses resulted mainly from the launch of Amox/Clav in the quarter which increased sales sharply with little associated SG&A expenses increase, lower legal expenses and the absence of items that were recorded in the comparable quarter of 2001, such as the amortization of goodwill due to the application of FAS 142, commencing January 2002.

Cash flow generated from operating activities for fiscal 2002 amounted to $354 million, the highest ever achieved by Teva, and compared to $273 million in 2001.

Dividend

The Board of Directors, at its meeting on February 17, 2003, declared a cash dividend per ADR for the fourth quarter of 2002 of NIS 0.33 (approx. 6.7 cents according to the rate of exchange on that date) up from NIS 0.215 for each of the past four quarters. The record date will be February 26, 2003, and the payment date will be March 13, 2003. Tax at a rate of 19% will be withheld. Total dividends for 2002 will amount to approx. $53 million.

Conference Call Details

Teva will host a conference call to discuss the Company`s fourth quarter and 2002 results on Tuesday, February 18, 2003 at 10:00 a.m. EST. The call will be webcast and can be accessed through the Company`s website at www.tevapharm.com. Following the conclusion of the call, a rebroadcast will be available until February 24, 2003, midnight (EST) on the website or by calling (800) 374-1375 in the U.S. or ++1-(402) 220-0682 outside the U.S. No access code is required.

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 35 pharmaceutical companies and among the largest generic pharmaceutical companies in the world. Close to 90% of Teva`s sales are in North America and Europe. The Company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995: This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on current expectations and involve a number of known and unknown risks and uncertainties that could cause Teva`s future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include Teva`s ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competitive generic products, the impact of competition from brand-name companies that sell their own generic products or successfully extend the exclusivity period of their branded products, Teva`s ability to rapidly integrate the operations of acquired businesses, the availability of product liability coverage in the current insurance market, the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry, the difficulty of predicting U.S. Food and Drug Administration ("FDA") and other regulatory authority approvals, the regulatory environment and changes in the health policies and structure of various countries, acceptance and demand for new pharmaceutical products and new therapies, uncertainties regarding market acceptance of innovative products newly launched, currently being sold or in development, the impact of restructuring of clients, reliance on strategic alliances, exposure to product liability claims, dependence on patent and other protections for innovative products, fluctuations in currency, exchange and interest rates, operating results and other factors that are discussed in Teva's Annual Report on Form 20-F and its other filings with the U.S. Securities and Exchange Commission ("SEC"). Forward-looking statements speak only as of the date on which they are made, and the Company undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

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Consolidated Statements of Income

(in millions, except earnings per ADR )

	October - December		January - December
	2002	2001	2002	2001
	U.S. Dollars

SALES	770.2	567.1	2,518.6	2,077.4
COST OF SALES	431.0	327.2	1,423.2	1,230.1
GROSS PROFIT	339.2	239.9	1,095.4	847.3
R&D EXPENSES	61.3	49.2	192.6	168.6
LESS GRANTS & PARTICIPATIONS	8.8	19.6	27.6	61.4
R&D EXPENSES - net	52.5	29.6	165.0	107.2
SG&A EXPENSES	109.1	98.2	406.4	358.1
	177.6	112.1	524.0	382.0
RESTRUCTURING EXPENSES		15.7		15.7
OPERATING INCOME	177.6	96.4	524.0	366.3
FINANCIAL EXPENSES - net	6.2	5.6	24.6	26.0
INCOME BEFORE TAXES	171.4	90.8	499.4	340.3
PROVISION FOR INCOME TAXES	30.9	12.7	84.8	63.6
	140.5	78.1	414.6	276.7
PROFIT(LOSS) ON EQUITY INVESTMENTS	(3.5)	0.1	(2.7)	0.8
MINORITY INTERESTS	(0.5)	1.5	(1.6)	0.7
NET INCOME	136.5	79.7	410.3	278.2

EARNINGS PER ADR:
Basic ($)	0.52	0.30	1.55	1.05
Diluted ($)	0.50	0.29	1.52	1.02
BEFORE DEDUCTING NON-RECURRING EXPENSES:
NET INCOME	136.5	89.3	410.3	287.9
Basic ($)	0.52	0.34	1.55	1.09
Diluted ($)	0.50	0.33	1.52	1.06
WEIGHTED AVERAGE NUMBER OF ADRs:
Basic	264.8	264.5	264.5	264.5
Diluted	282.4	280.8	280.8	280.9

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Balance Sheet Data

(in millions)

	December 31 2002	December 31 2001
	U.S. Dollars
ASSETS

CURRENT ASSETS	2,901.4	2,177.9
INVESTMENTS & OTHER ASSETS	313.5	141.9
FIXED ASSETS - net	675.4	554.2
INTANGIBLE ASSETS - net	736.5	586.2
TOTAL ASSETS	4,626.8	3,460.2

LIABILITIES AND SHAREHOLDERS` EQUITY

CURRENT LIABILITIES	1,524.2	738.1
LONG-TERM LIABILITIES	458.3	427.2
MINORITY INTERESTS	4.9	2.2
CONVERTIBLE SENIOR DEBENTURES	810.0	912.0
SHAREHOLDERS` EQUITY	1,829.4	1,380.7
TOTAL LIABILITIES & SHAREHOLDERS` EQUITY	4,626.8	3,460.2

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Sales for the Quarter October - December 2002 (US $ millions)

Sales by Geographical Areas

Sales For the Period	2002	2001	Change %	of Total %

North America	516.6	361.9	42.7%	67.1%
Europe	178.5	120.9	47.6%	23.2%
Rest of the World	75.1	84.3	-10.9%	9.7%
Total	770.2	567.1	35.8%	100.0%

Sales by Business Segments

Sales For the Period	2002	2001	Change %	of Total %

Pharmaceutical	690.4	500.3	38.0%	89.6%
A.P.I.	74.4	61.7	20.6%	9.7%
Veterinary and Other	5.4	5.1	5.9%	0.7%
Total	770.2	567.1	35.8%	100.0%

Pharmaceutical Sales

Sales For the Period	2002	2001	Change %	of Total %

North America	471.4	323.2	45.9%	68.3%
Europe	153.0	100.8	51.8%	22.2%
Rest of the World	66.0	76.3	-13.5%	9.5%
Total	690.4	500.3	38.0%	100.0%

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Sales for the Period January - December 2002 (US $ millions)

Sales by Geographical Areas

Sales For the Period	2002	2001	Change %	of Total %

North America	1,610.8	1,288.6	25.0%	63.9%
Europe	599.7	456.9	31.3%	23.8%
Rest of the World	308.1	331.9	-7.2%	12.3%
Total	2,518.6	2,077.4	21.2%	100.0%

Sales by Business Segments

Sales For the Period	2002	2001	Change %	of Total %

Pharmaceutical	2,240.2	1,838.0	21.9%	88.9%
A.P.I.	259.3	219.2	18.3%	10.3%
Veterinary and Other	19.1	20.2	-5.3%	0.8%
Total	2,518.6	2,077.4	21.2%	100.0%

Pharmaceutical Sales

Sales For the Period	2002	2001	Change %	of Total %

North America	1,456.3	1,158.5	25.7%	65.0%
Europe	509.4	379.8	34.1%	22.7%
Rest of the World	274.5	299.7	-8.4	12.3%
Total	2,240.2	1,838.0	21.9%	100.0%

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Registrant)

By: /s/ Dan Suesskind

Name: Dan Suesskind
Title: Chief Financial Officer

Date: February 19, 2003

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